Exhibit 99.1

Bona Film Group Announces Transition of Amy W. Xu from CFO to Senior Advisor

Financial Controller Nicolas Zhi Qi Named Chief Financial Officer

BEIJING, June 20, 2014 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that Amy W. Xu will transition from her position as chief financial officer of the Company to a senior advisor role, advising Bona’s North American development and expansion as well as exploring potential film industry acquisition and co-production projects. The Company’s financial controller, Nicolas Zhi Qi, has been named chief financial officer, with the change effective July 1, 2014.

“Amy has made tremendous contributions to Bona throughout her tenure, and has been an outstanding leader both inside and outside of Bona,” said Bona’s founder, Chairman and CEO Mr. Yu Dong. “Under her leadership Bona has built a strong financial team which continues to play a critical role in our growth and success. Bona has made significant strides in domestic film production and distribution; looking forward, we aim to expand our presence in co-production of Hollywood films, catering to worldwide audiences. Amy’s talents and expertise will serve the Company well in this exciting and crucial business development position. I look forward to continuing to work with Amy in her new role.”

Nicolas Zhi Qi joined Bona in April 2011 and was named financial controller later that year. He has grown with the Company during the past three years and made major contributions to the Company, playing a critical role in accomplishing strategic investments from News Corporation and Fosun Group, as well as making significant contributions to the establishment of the Bona Film Fund.

Previously, Mr. Qi was a global senior internal auditor at SYNNEX Corporation, a multinational corporation, from 2008 to 2011. Prior to that, he was a senior associate in the Assurance and Business Advisory Services division of PricewaterhouseCoopers, Beijing Branch, from 2004 to 2008. Nicolas holds dual degrees in Law and Economics from Peking University.

“Since becoming Bona’s financial controller in late 2011, Nicolas Zhi Qi has contributed greatly to the success of the Company. He has overseen the successful completion of numerous deals that have strengthened our financial resources, thereby enhancing our ability to bring more and more blockbusters to the market,” said Mr. Yu Dong. “His international experience and deep knowledge of Bona’s operations make him the right choice for the CFO position as we expand the scope of our business. Being named CFO is a reflection of how much Nicolas’ contributions are valued. Please join us in congratulating Nicolas in his new position and wishing him continued success at Bona.”

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com